Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the Third Quarter of 2020
Hamilton, Bermuda, November 30, 2020: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and nine months ended September 30, 2020.
Highlights in the Third Quarter of 2020
•Total operating revenues of $59.2 million, net loss of $61.9 million and Adjusted EBITDA1 of $(10.1) million for the third quarter of 2020.
•The combined Adjusted EBITDA1 of the four separate Mexican JVs that the Company has ownership in was $45.2 million in the third quarter of 2020, compared to Adjusted EBITDA in the second quarter of 2020 of $30.1 million, an increase of $15.1 million, or 50%, quarter on quarter.
•In August 2020, Patrick Schorn was announced as the Company's new Chief Executive Officer with effect from September 8, 2020, taking over for Svend Anton Maier
•In September, the Company announced additional amendments to its loan agreements with its syndicate banks and Hayfin, that include extensions of debt maturities of $595 million until January 2023.
•On September 30, 2020, the Company announced the pricing and allocation of an equity offering for 51,886,793 shares, each at a subscription price of $0.53 per share, raising gross proceeds of $27.5 million. The offering was settled October 5, 2020.

Subsequent events
•On October 10, 2020, the Company announced the appointment of Christoph Bausch as its new Chief Financial Officer, replacing Francis Millet with effect from November 1, 2020.
•The Company entered into agreements to sell its remaining cold stacked jack-up drilling rigs "Atla" and "Balder" to BW Energy for total sale proceeds of $14.5 million. $13 million was received at the time of issuing this report.
•The previously announced sale of the standard jack-up drilling rig "Eir" was completed in October for total cash proceeds of $3 million.
•In November 2020, the Company collected proceeds of $8.8 million from its Paragon litigation trust receivable.
•On November 25, 2020 the Company announced the completion and allocation of a rights offering related to the equity offering in September, in which 10 million shares were sold to holders of Borr Drilling shares at $0.53 per share, raising gross proceeds of $5.3 million.

CEO, Patrick Schorn commented:
"In the third quarter we operated the lowest number of active rigs since the start of the COVID pandemic, which was the result of contract cancellations and suspensions caused by operators pushing out their anticipated work scope. This resulted in a sequential decrease in operating revenues of 30% to $59.2 million, and Adjusted EBITDA of $(10.1) million. Additionally, our third quarter results were negatively impacted by incremental costs directly related to Covid-19, amounting to $7.6 million and severance costs as a result of adjusting our headcount to the new market environment of $2.2 million. From this low point of seven active rigs, we rebounded and at the date of this report, we have 11 active rigs after successful contract start-ups in the North Sea and in Malaysia. Tendering activity and price negotiations remained at an elevated level during the COVID pandemic, however day rates are under pressure as a function of the lower industry utilization. The total number of contracted jack-up rigs at the end of the third quarter 2020 was 346, down by four quarter on quarter. Out of these, 242 were modern units and 104 standard units, showing that modern units are continuing to gain market share.

Managing liquidity continues to be a priority and apart from optimizing working capital, Borr Drilling was able, as the only company in the drilling contractor space, to raise equity twice this year, with the share price trading above the issue price in both transactions, confirming the support from our shareholders and the potential of Borr Drilling's modern jack-up fleet.

The Mexico operating unit was the largest contributor to our quarterly results with five active rigs working for Pemex. We continue to be pleased with the operational performance and the incremental production we delivered to PEMEX, as the wells drilled by our JV in Mexico made up a significant portion of the annual production increase reported by Pemex. As highlighted previously, during the quarter we have had several interactions with Pemex regarding collections and the need for more timely payments. Our meeting in August with the full top management of Pemex resulted in strong assurances and commitments about future payments. The situation improved substantially, but we have recently experienced a slowdown in payments from Pemex causing operational challenges.

1 For a definition of Adjusted EBITDA and why we use this measure, see page 4 of this report.

Our focus for the next months will be to continually increase our active rig fleet as we have done during the third quarter. Our unique assets combined with a first-class workforce will continue to provide differentiation in the market. The integrated service projects in Mexico have confirmed that Borr is fully capable of adding value and that significant improvement in drilling efficiency can be achieved for the operator by converting traditional contract drilling to integrated services.

As reported earlier, significant efforts have been made during the quarter to strengthen the financial position of the Company and extend the liquidity runway. Specific discussions are taking place with each of the creditor groups. The desired outcome, once completed, will include contributions from all creditors, by either a reduction or deferral of cash interest and other related costs, an extension of maturities and a more flexible security package. Part of these negotiations is to restructure our corporate structure, allowing a better ringfencing of entities with corresponding liens or different creditor groups. This would enable the lower leveraged components of the envisioned corporate structure to attract additional capital, thereby strengthen the group’s overall liquidity and financial position. We are making good progress and we are hopeful to have this combined package of measures in place in the near future."

Introduction to our Management Discussion and Analysis
Borr Drilling Limited is an owner and operator of jack-up drilling rigs, which are contracted by our customers on fixed rates per day, also referred to as day rates.

In 2019, Borr entered a new business in Mexico, by participating in a series of joint ventures ("JV"), in which Borr has a 49% ownership. Two of the Joint Ventures provide Integrated Well Services ("IWS") and the other two Joint Ventures provide contract drilling services ("Drilling Business") to the IWS business on fixed day rates. We have determined that all four of these Mexican Joint Ventures should not be consolidated into our results, but are accounted for under the equity method investment accounting.

In order to provide our investors and stakeholders with more information on the performance of the Borr assets, we have included the full results and a discussion on the performance of, both the consolidated Borr business and the Mexican Joint Venture businesses. Due to the Mexican Joint Ventures operating under both a day rate and an IWS model, we present their results as Drilling business or IWS business, respectively.

Management Discussion and Analysis
Consolidated Statements of Operations (Financial Performance & Operating Results)
The Management Discussion and Analysis below focuses on our income statement by comparing the results of the third quarter of 2020 to the results in second quarter of 2020.

In $ million	Q3 - 2020	Q2 - 2020
Total operating revenues	59.2	84.0
Gain on disposals	—	12.8
Rig operating and maintenance expenses	(63.4)	(82.7)
Depreciation of non-current assets	(28.9)	(27.5)
Impairment of non-current assets	(0.8)	(57.9)
General and administrative expenses	(10.7)	(19.9)
Total operating expenses	(103.8)	(188.0)

Operating loss	(44.6)	(91.2)

Income/(loss) from Equity method investments	8.1	11.3

Total financial expenses	(22.0)	(26.3)

Loss before income taxes	(58.5)	(106.2)
Income tax expense	(3.4)	(3.4)
Net loss	(61.9)	(109.6)

Three months ended September 30, 2020
Total operating revenues were $59.2 million for the third quarter of 2020 compared to $84.0 million for the second quarter of 2020. The decrease of $24.8 million was mainly a result of fewer rigs operating, including the "Saga" and "Ran" ending their contracts in July 2020: the "Prospector 1", "MSS1", "Mist" and "Norve" being warmed stacked for most of the quarter compared to these rigs operating in the second quarter; and the realisation of suspension rates on the "Gerd" and "Groa" until September 21, 2020. This reduction in revenue was partially offset by the "Gunnlod", commencing its first ever contract with PTTEP in Malaysia in September.
In the third quarter we recorded no gain or loss related to disposals, in comparison to a $12.8 million gain reported in the second quarter of 2020, related to the sale of the "Paragon B152" and "Dhabi II". As part of the sale agreement for these rigs, the Company continued to operate these rigs on behalf of the buyer and reported gross revenue, operating expenses and bareboat hire in the income statement during the third quarter of 2020. In the fourth quarter 2020, only one of these two rigs will be included in the income statement.
Rig operating and maintenance expenses, including reactivation and stacking costs, were $63.4 million for the third quarter of 2020 compared to $82.7 million for second quarter of 2020. This decrease of $19.3 million was primarily driven by a lower cost structure with fewer operating rigs. Rig operating and maintenance expenses includes amortization of mobilization costs of $9.6 million in the third quarter of 2020, which was flat compared to the second quarter of 2020. Other reimbursable expenses of $2.1 million in the third quarter of 2020 decreased compared to $3.2 million in the second quarter of 2020 as a result of less rigs operating. Third quarter operating expenses were negatively impacted by incremental costs directly related Covid-19 totalling $7.6 million, compared to $9.1 million in the second quarter and severance costs of $2.2 million compared to $3.3 million in the second quarter.
Depreciation of non-current assets was $28.9 million for the third quarter 2020 compared to $27.5 million for the second quarter 2020, reflecting an increase of $$1.4 million with a full quarter of depreciation of the rig "Hild", which was delivered in the second quarter of 2020.

Impairment of non-current assets was $0.8 million for the third quarter 2020, $57.1 million lower than the second quarter 2020. This impairment was related to the "Balder", which was classified as held for sale during the quarter. The impairment charge in the second quarter for the "Atla" and "Balder" was $30.9 million and $27.0 million, respectively, as a result of a fleet-wide impairment assessment. Both rigs, built in 2003, were cold-stacked at time of the impairment and subsequently sold.
General and administrative expenses were $10.7 million for the third quarter 2020, a decrease of $9.2 million compared to the second quarter, mainly as a result of non-repeated cost incurred in the prior quarter associated with the debt agreement amendments of approximately $12 million. This was partly offset by higher professional fees in the third quarter of 2020.
Earnings from Equity Method Investments were $8.1 million for the third quarter 2020 compared to $11.3 million for the second quarter 2020. The decrease of $3.2 million was mainly due to higher tax expenses recognized in our Joint Ventures in Mexico.
Total financial expenses (net) were $22.0 million for the third quarter 2020 a decrease of $4.3 million compared to last quarter. The principal items in the third quarter were:
•Interest expenses net of capitalized interest of $22.8 million
•Other financial income of $0.7 million relating to a legacy Paragon legal settlement of $2.0 million partly offset by other financial expenses.

Income tax expense of $3.4 million for the third quarter 2020 was flat with the prior quarter.
Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q3 - 2020	Q2 2020	2020
Net loss	(61.9)	(109.6)	(258.5)
Depreciation of non-current assets	28.9	27.5	88.8
Impairment of non-current assets	0.8	57.9	77.1
(Income) / loss from equity method investment	(8.1)	(11.3)	(16.6)
Financial expense	22.0	26.3	99.5
Income tax expense	3.4	3.4	13.0
Amortised mobilisation cost	9.6	9.4	23.5
Amortised mobilisation revenue	(4.8)	(5.5)	(13.4)
Adjusted EBITDA[2]	(10.1)	(1.9)	13.4

Consolidated Balance Sheet
As of September 30, 2020
Total assets were $3,213.7 million as of September 30, 2020 compared to $3,280.0 million as of December 31, 2019. The decrease of $66.3 million is due to settlement of our forward contracts which led to a decrease in restricted cash of $69.4 million, a decrease in cash of $46.6 million as a result of our liquidity usage to date. This was partly offset by an increase in jack-up rigs of $50.9 million, net of transfers from newbuildings and changes in jack-up drilling rigs held for sale.
Total liabilities as of September 30, 2020 were $2,149.3 million, an increase of $163.4 million compared to December 31, 2019. This increase is mainly attributable to higher long-term debt of $193.8 million, following delivery of the "Heimdal" and the "Hild" offset by a decrease in unrealized losses on the forward contracts of $64.3 million.

2 Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Total equity as of September 30, 2020 was $1,064.4 million compared to $1,294.1 million as of December 31, 2019. This reduction of $229.7 million is largely attributable to net loss of $258.5 million, partly offset by increase in share capital and additional paid-in capital of approximately $28.8 million following our private placement in May 2020.
Consolidated Statement of Cash Flows

In $ million	Q3 - 2020	Q2 - 2020
Net cash used in operating activities	(5.8)	(5.2)
Net cash used in investing activities	(16.3)	(96.0)
Net cash provided by financing activities	—	28.8
Net decrease in cash and cash equivalents	(22.1)	(72.4)
Cash and cash equivalents and restricted cash at beginning of period	34.6	107.0
Cash and cash equivalents and restricted cash at end of period	12.5	34.6

Three months ended September 30, 2020
Net cash used in operating activities of $5.8 million for the third quarter 2020, broadly similar to the second quarter, and reflects our Adjusted EBITDA and movements in working capital.
Net cash used in investing activities was $16.3 million for the third quarter 2020 and predominantly reflects additions to jack-up rigs of $11.2 million and funding to our Joint Ventures of $7.5 million, offset by proceeds from sale of fixed assets.
Net cash provided by financing activities was $nil million during the third quarter 2020.
As of September 30, 2020, the Company’s cash and cash equivalents including restricted cash amounted to $12.5 million compared to $34.6 million at the end of second quarter 2020. Total available free liquidity, including cash and cash equivalents plus available amounts under credit facilities, at the end of the third quarter was $42.5 million. This includes undrawn amounts under credit facilities amounting to $30.0 million, subject to consent by our bank syndicate.
Mexican Joint Ventures Operational Results on a 100% basis3

In $ million	Q3 - 2020		Q2 - 2020		9 months to September 30, 2020
Mexico Joint Venture EBITDA	Drilling	IWS	Drilling	IWS	Drilling	IWS
Net income (loss)	1.7	14.8	5.8	17.3	7.0	26.8
Total financial (income) expenses	-1.0	6.0	-0.2	-0.7	-1.1	7.3
Income tax expense	3.8	11.5	1.8	—	5.8	11.5
Amortized mobilization cost	8.7	0.7	4.9	2.2	16.3	2.0
Amortized mobilization revenue	-1.0	—	-1.0	—	-2.7	—
Adjusted EBITDA	12.2	33.0	11.3	18.8	25.3	47.6
There are four joint ventures in Mexico in which we participate, holding a 49% interest, two of which (the Drilling Business as defined above) provide dayrate based drilling services to the two IWS JVs. IWS in turn provides integrated well services to PEMEX. The Borr drilling rigs used in these integrated well services are the "Grid", "Gersemi" and "Odin" in "Cluster 2", and the "Galar" and "Njord" in "Cluster 3". Revenue for the integrated well service model is recognized based on a percentage of completion method on a per well basis.
Our 49% interest in the income/(loss) of these four Joint Ventures is reported in our Income Statement under the caption ‘income from equity method investments'.
During the third quarter of 2020, our IWS JVs worked on a total of 8 wells, out of which 3 wells have been completed and are producing hydrocarbons.
Our "Drilling" Joint Ventures performed broadly as expected, however third quarter results were negatively impacted by additional costs and downtime related to COVID19. Included within the financials in table above, showing third

3 For more details about the Company's Mexican JVs, please refer to the notes of the Consolidated Financial Statements quarter of 2020 results for "Drilling", are $11.3 million of costs related to charges received from fully consolidated Borr entities, representing bareboat charter fees, staffing and management expenses.
In August this year, the IWS Joint Ventures agreed to a payment plan with PEMEX, which helped to reduce the outstanding billings and improve the liquidity of the JVs and consequentially for Borr. During the third quarter of 2020, all of the IWS Joint Ventures overdue balances with PEMEX as of June 30, 2020 were paid, and the IWS Joint Ventures collected a total of $109.3 million. As of September 30, 2020, the IWS Joint Ventures had an outstanding receivables balance with PEMEX of $41.1 million, of which $40.7 million was overdue and has not been paid as of the date of this report. In addition, the IWS Joint Ventures had unbilled receivables, representing work performed but not yet billed, of $133.1 million. Excluding the distribution rights of 49% of the profits, Borr’s receivables from the Mexico operations at the end of September are $34.5 million, which will be settled as the project progresses and wells are completed and as Pemex resumes the normal payment schedule.

Outstanding shares
As of September 30, 2020, the Company had issued share capital of $7,921,595.55, divided into 158,431,911 shares of par value $0.05 each, and the Company’s authorized share capital was $11,182,692.30 divided into 223,653,846 common shares of $0.05 par value each.
Subsequent to the end of the third quarter of 2020, the authorized share capital was increased, by shareholder approval, to $11,932,692.30 divided into 238,653,846 common shares of $0.05 par value. The Company held 1,459,714 of its own shares in treasury at the end of the third quarter of 2020.
At the end of the third quarter 2020, there are a total of 2,007,498 options outstanding, with strike prices between $17.50 and $24.35, and a weighted average strike price of $21.27.
On October 5, 2020, the Company's issued share capital was increased by $2,594,339.65 to $10,515,935.20, divided into 210,318,704 common shares with a nominal value of $0.05 per common share raising gross proceeds of $27.5 million.
On November 27, 2020 the Company's issued share capital was increased by 500.000 to $11,015,935.20 divided into 220,318,704 common shares with a nominal value of $0.05 per common share raising gross proceeds of $5.3 million.

Risks and uncertainties
Borr is exposed to a number of risk factors relating to the Company’s finances, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 have made many of our natural risks more predominant.

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or enforced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, we have previously reported contract loss and suspensions of others, as well as reduced marketing opportunities while our customers react to circumstances.

We have not identified any new material risks other than those included in our Form 20-F filed in June 2020. However, we will continue to monitor our operations and respond to circumstances as they arise.

Fleet development
At the end of the third quarter, the Company owned twenty five modern jack-up rigs, all built and delivered after 2001, and one standard jack-up rig (built before 2001). Subsequent to quarter end, the Company has entered into agreements to sell two 2003 built cold stacked rigs, "Atla" and "Balder", for gross proceeds of $14.5 million. $13 million cash proceeds was received in November 2020, while the remaining $1.5 million will be received at completion of the sale of the "Balder". The sale of "Atla" was completed on November 5, 2020.
In October 2020 the Company completed the previously announced sale of the cold stacked standard jack-up rig "Eir" for gross proceeds of $3.0 million.

Furthermore, the Company has contracts for delivery of five rigs from shipyards by the third quarter of 2022. After all newbuild rigs have been delivered the fleet will consist of twenty eight modern rigs built after 2010.
Operations and Contracts
In early September 2020, the "Gunnlod" commenced its contract with PTTEP in Malaysia for an estimated duration of 200 days.
In late September 2020, the "Saga" commenced its contract with PTTEP in Malaysia for an estimated duration of 365 days.
In October 2020, the “Mist” commenced its contract with Roc Oil in Malaysia for an estimated duration of 210 days.

In October 2020, the “Prospector 1” commenced its contract with ONE-Dyas in the North Sea for an estimated 100 days program.

In July 2020, the Company was awarded an LOI for the modern jack-up “Norve” for an estimated 60-90 days program with an undisclosed operator in West Africa, with an expected commencement in the first quarter 2021.

As of the date of this report, the Company has a marketed available fleet of ten available modern rigs, six of which are newbuilds. Additionally, there are five rigs under construction, scheduled for delivery from the yards during 2022.

	Total	Operating / Committed	Available	Cold Stack	Under Construction
Modern Jack-Ups	28	13	10	—	5
Standard Jack-Ups	—	—	—	0	—
Total Jack-Ups	28	13	10	—	5
Semi-Submersible	—	—	—	—	—
Total Fleet	28	13	10	—	5

As of the date of this report, the Company has ten rigs in operation: two in West Africa, three in South East Asia and five in Mexico.
The technical utilization for the fleet was 99.4% in third quarter of 2020 and 99.3% YTD 2020. The economical utilization in the third quarter was 91.7% and 93.1% for the full year 2020.
Corporate Development, Investments and Financing
In August 2020, Patrick Schorn was announced as the Company's new Chief Executive Officer with effect from September 8, 2020. Mr Schorn has been a Director of the Company since January 2018, and was the Executive Vice President of Wells for Schlumberger Limited. He began his career with Schlumberger in 1991, and has held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia.
In September, the Company announced additional amendments to its loan agreements with its syndicate banks and Hayfin to provide extensions of maturities of $595 million of debt until January 2023, lowering the minimum liquidity covenant to $5 million to maturity and the deferral of interest and minimum cash requirements in an amount equal to $12 million by 12 months, to September and December 2021. These amendments are in addition to the already announced amendments in June 2020, and are subject to achieving an agreement with the shipyards on an extension of maturities as well as a deferral of interest and other costs and an extension of maturities before year end 2020.
In connection with the announced amendments to the loan facilities, on September 30, 2020 the Company successfully completed an equity offering at a subscription price of $0.53 per Offer Share (equivalent to NOK 5.01 per Offer Share), raising gross proceeds of $27.5 million with settlement October 5, 2020.

In October 2020, Christoph Bausch was announced as the Company's new Chief Financial Officer with effect from November 1, 2020. Mr. Bausch brings many years of financial and operational management experience. Most recently he served as Executive Vice President and Chief Financial Officer of Weatherford. Previous to his tenure at Weatherford, he served as Executive Vice President and Chief Financial officer of Archer Limited, an oilfield services company publicly traded on the Oslo Stock Exchange and before that served as a Global Finance Director of Transocean, after having a 20-year international career with Schlumberger.

On November 13, 2020, the Company announced a subsequent offering of 10 million shares with a subscription price of $0.53 per share, equal to the subscription price in the US$27.5 million equity offering completed in September 2020. The offering was successfully completed on November 25, 2020 and settled on November 27, 2020, raising gross proceeds of $5.3 million.

In November, the Company sold its receivable against the Paragon litigation trust for total proceeds of $8.8 million. A loss of $0.4 million will be recorded in the fourth quarter 2020. The commitment to fund the litigation was part of the Paragon acquisition and was fully drawn by the end of 2019. The receivable was recorded within current assets as at September 30, 2020.

As mentioned above, significant efforts have been made during the quarter, to strengthen the financial position of the company and extend the liquidity runway. The desired outcome, once completed, will include contributions from all creditors, by either a reduction or deferral of cash interest and other related costs, an extension of maturities and a more flexible security package. Part of these negotiations is to restructure our corporate structure, allowing to better ringfence entities with liens from different creditor groups. This would enable the lower leveraged components of the envisioned corporate structure to attract additional capital, thereby strengthen the group’s overall liquidity position, allowing the Company to activate more of its modern fleet of rigs and increase its market position. We are making good progress and we plan to have this combined package of measures in place by the end of this year.

Market
Global competitive jack-up rig utilization stood at 82% at the end of September 2020, a decrease of one percentage point quarter-on-quarter. The utilization for the competitive modern jack-up fleet (rigs built after year 2000) has decreased by one percentage point from June 2020 to 84% at the end of the third quarter of 2020.
At the end of September 2020, there were a total of 346 contracted jack-up rigs, down by 4 from 350 rigs as of June 30, 2020. For modern rigs, contracted rig count stood at 242 versus 104 standard jack-ups.
The total number of retired rigs in 2020 to date is 14 rigs, while 16 rigs were retired in 2019. Since the start of the downturn in 2014, a total of 119 rigs have been retired. There are currently 154 jack-up rigs older than 30 years, out of which 50 rigs are uncontracted. The Company maintains its view that a significant number of these will become commercially and technically uncompetitive in the next years.
With oil demand recovering at a fast pace since April 2020 and stabilization of the oil price in sight, bolstered by news on vaccines and OPEC+ discipline, the recovery in demand for shallow water development and infill drilling is expected. We are already seeing early signs of this recovery, with tendering levels within the quarter returning to those experienced throughout 2019 and pre COVID. This increased tendering activity is focused in three different geographic areas (North Sea, Africa and South-East Asia). This confirms both the low breakeven for shallow water developments and a positive demand outlook for the jack-up segment.
Taking a closer look around the globe and starting in South-East Asia, while the near term remains challenging, a number of tenders with start dates in the second half of 2021 have emerged among the regions independent IOCs and NOCs. These programs are for multiple high-specification modern assets with multiyear commitments. Borr Drilling has the leading fleet of modern jack-ups and is well positioned to benefit.

Outlook
Activity in the fourth quarter and in the first half of 2021 will continue to be impacted by the capex reductions our customers have had to make as a result of the lower oil price. We anticipate increased activity levels as oil prices approach $50/bbl. There are several factors contributing positively to the shallow water offshore jack-up business.
Firstly, oil demand is expected to increase significantly, to the extent that the forecasted 2021 demand growth will be the largest increase ever according to the International Energy Agency. While spare capacity is available in some parts of the world, there needs to be a realization that there has been multiple years of low investments in the sector, affecting both production decline in existing fields as well as severely limiting the start-up of new projects, as is evidenced by the low number of FIDs taken in the last years.
Some of the key Middle Eastern countries stated a reduction or suspension of their onshore rig count by 35% and 65% year to date. This will naturally have an impact on the production capacity going forward and possibly impact spare capacity. Where in the past North American shale might have filled the demand-supply gap, it is unlikely that this will happen again, given the increased financial rigor imposed on shale investments today. With the long lead time required to start new projects there will be a preference to first look at reactivating less capex intensive shorter cycle time land rigs, and shallow offshore jack-up rigs. This will create additional demand for our premium jack-up rigs. When the oil market was in a similar state of oversupply after the Asian flu in 1998, with oil prices under $10/bbl, it caused a systematic underinvestment in the development of oil assets. Production in the following years did not meet the demand growth and investments grew sharply in the period from 2003-2008. In the beginning of this cycle the jack-up rates bottomed at $40k/day with 18 months later reaching $130k/day.
Secondly, almost 80% of the shallow water offshore jack-up market is operated by National Oil Companies. They have the opportunity to regain market share in the oil market and have plenty of quick payback resources left to develop. This is exemplified by the increased spending plan from ADNOC announced last week. Borr Drilling is flexible in the business models it can develop to work with these clients, including Joint Ventures and even straight sales of assets combined with operational and technical support if so required. We extend this type of cooperation particularly to customers that face retirement of a significant portion of their fleet. Currently we have the largest fleet of new assets in a market which is likely to remain that way as the number of newbuilds available from yards are dwindling without any new orders being placed.
Borr Drilling has invested significantly in new assets with extended operational capabilities and lower maintenance costs. In addition, we have also introduced technology which allows us to contribute to a lower emission society. The Prospector 1 is the first rig in our fleet that has been fitted with a Selective Catalytic Reduction (“SCR”) System, which is expected to reduce emissions of nitrogen oxide, carbon oxide and hydrocarbons by 90-95%. In addition, the system is fitted with filters that are expected to reduce particle matter emissions by over 85%. The Prospector 1 is currently one of the few rigs in the world offering this type of emission reducing technology and has since installation been awarded work in the North Sea.
The challenging business environment of the last years in combination with the COVID pandemic has been very difficult for the offshore drilling industry, causing several companies to file for bankruptcy protection and other forms of financial restructuring. All these actions will likely lead to significant consolidation in the future, creating stronger companies able to withstand the cyclicality of our business and able to serve the long term needs of our customers. Based on ambition, asset fleet, and operational capability, we strongly feel that there is a role for Borr Drilling to play during this consolidation process. The offshore drilling industry will likely change significantly during the next 12-18 months and we are determined to contribute positively in this process, creating value for our investors, customers and other stakeholders.
As a result of this difficult market environment, combined with payment delays in Mexico, a large amount of debt and significant newbuild obligations, the Company continues to face a very challenging financial situation in the fourth quarter and going into 2021. As mentioned above, the company is in specific dialogue with its creditors, with the intention to extend its liquidity runway. There is no certainty that these negotiations will succeed, but we believe that the combination of Borr’s high quality assets, its first-class operations and customer satisfaction, its existing infrastructure, and its sole focus on jack-ups differentiates the company from most of its peers. A successful execution of the above-mentioned plan will materially strengthen the Company’s financial flexibility which should benefit both creditors and equity holders in order to attract new capital and create a platform for consolidation. The increased security and reduced risk should position the Company to give a solid return to the shareholders as the market recovers.
Forward looking statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates and potential to generate significant cash at current day rates, delivery of newbuilds including expected delivery timing, strategy and plans with respect to investments in joint ventures, contract backlog, expected contracting and operation of our jack-up rigs and contract terms including estimated duration of contracts, expectations with respect to contracting available rigs including warm stacked rigs, expected ability to generate cash from operations, or extend our liquidity runway, ability to attract additional capital, thereby strengthen the group’s overall liquidity and financial position, expected results in the rest of 2020, strategy with respect to asset base, expected business environment including statements made under “Market” and “Outlook” above, expected payments from Pemex, expected funding needs and ability to meet obligations for newbuilds, expected increase in tenders for jack-up rigs, global jack-up rig count, increase in demand from IOCs and NOCs, increases in oil production by geography, expected returns for oil companies, ability to fix rig rates at current market prices, competitive advantages from joint ventures, generation of free cash flow, remediation of advances, expectations with respect to amendments to our finance facilities, expected industry trends including with respect to demand for and expected utilization of rigs, expectations as to the role of Borr Drilling in any industry consolidation, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report and in the section entitled “Risk Factors” in our Prospectuses and in filings with the Securities and Exchange Commission. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 under the ticker BDRILL and New York Stock Exchange from July 31, 2019 under the ticker BORR. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

November 30, 2020
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda
Questions should be directed to:
Magnus Vaaler: VP Investor Relations and Treasury, +47 22483000